Mail Stop 4561

      May 2, 2006

Don Sargeant
Chief Manager
Agassiz Energy, LLC
510 County Road 71
Valley Technology Park
Crookston, Minnesota 56716

Re:	Agassiz Energy, LLC
	Registration Statements on Form SB-2, as amended
      Filed April 5, 2006 and April 7, 2006
	Registration No. 333-133024

Dear Mr. Sargeant:

      We have reviewed your registration statement, as amended and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please also be advised that unless otherwise indicated our comments refer to your Registration Statement on Form SB-2 as amended on April 7, 2006. In addition, in some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. The securities you are offering for sale include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the
[issuer] is received by [the issuer] by a specified date."  See
Rule
10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the minimum prior to the offering termination date
would be consistent with Rule 10b-9(a)(2).   For example we note
that
you stated in the your "Risk Factors" that as much as 90% of the offering proceeds would be subject to promissory notes not due until after the offering is closed.
2. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

* "Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump." (page 14)

* "The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels." (page
27)

* "Our plants will consume approximately 133,000 tons of coal per year..." (page 48)

These are only examples. The "Management`s Discussion and Analysis and Plan of Operation" and "Description of Business" sections in particular contain a number of other examples. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles, please supplementally provide us with support for such statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation
S-K for additional guidance. Alternatively, you may adopt these statements as your own.

3. Please confirm there are no material relationships that the company or any of its governors or officers has with Bio-
Renewable,
Inc., Vogelbusch U.S.A, Inc., or the Natural Resources Group.

4. We note that you have executed real estate option agreements and as discussed on page 23 you intend to acquire parcels of land near Erskine, Minnesota. However, it appears in portions of your prospectus, especially in your "Risk Factor" and "Description of Business," you discuss plant location very generally. While the location may not be definitive, please revise so that each time you discuss generalities concerning location of plant, permitting requirements, local markets, and environmental risks or similar disclosure, you at least address the issues as they relate to the Erskine site.

5. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.

Cover Page of Prospectus

6. We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus. Please also indicate on the cover page that your units will not be listed on any national exchange and may not be readily traded due to restrictions in your member control agreement, which does not allow unit transfers without the consent of your board of governors.

7. It appears that your statement that begins "Investments will be held in escrow until the earliest of..." (emphasis added) may be inaccurate. Based on Section 7 of the Escrow Agreement, it appears that funds may be held in escrow for more than one year from the effective date of the registration statement, which is indicated in your item. In particular, it appears that funds may be held in escrow up to one year and 3 months after the effective date of effective date of the registration statement. Please revise or advise.

8. In the paragraph that begins "Investments will be held in escrow until...", please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year and three months from the effective date of this registration statement.

9. Please revise the sentence on the prospectus front cover to also disclose that except for Minnesota, South Dakota and North Dakota, you have not made any determinations as to the "certain states" in which resale transactions may or may not occur. Clearly state that based on your determinations no resale transactions may occur in any state but Minnesota, South Dakota and North Dakota without diligence on the part of the investor. Please revise your related risk factor disclosure as well and ensure that you discuss the ramifications to investors of engaging in very limited "blue sky" work.

Prospectus Summary

The Company, page 1

10. Please revise this section or your "Description of Business
Section" to include the address of your website which appears to be located at http://www.agassizenergy.com.

11. You state that you intend to build and operate a 52 million gallon per year ethanol plant. The MOU dated May 20, 2005 references a 50 million gallon per year plant. Please advise or revise. See also comment 30.

The Project, page 1

12. Please revise the body of the document, such as in your "Management`s Discussion and Analysis and Plan of Operation" section, to clarify the basis for the $98 million estimate and the major assumptions used to calculate this amount.

13. On page 2, you disclose that you will be required to pay Bio-
Renewable Group $85,000 "plus reimbursable expenses" if you terminate or fail to perform your commitments under the MOU. Please quantify the amount of reimbursement you will be required to remit, which we note in the MOU is at least $160,000.

Escrow Procedures, page 4

14. Disclose how you will calculate the escrow agent`s fees that will be deducted from proceeds you return to investors. Please also describe any other fees payable to the escrow agent and how those fees will be paid, including those discussed in Section 4 of your escrow agreement. Finally advise if you anticipate the interest accrued would exceed the costs of the escrow.

15. Please file a copy of any additional instruction that would be provided to the escrow agent to allow the escrow agent to determine whether the minimum offering conditions represented to investors have been satisfied or, conversely obligate them to promptly return the funds to investors when the minimum offering conditions are not met.
In this respect, please note that funds represented by checks are not considered received, for the purpose of minimum offering satisfaction, until fund collection. Your disclosure and escrow agreement or instruction should prominently define what is meant by the reference to "deposited in the Escrow Account" (as used in Section 3 of the Escrow Agreement) or the term "Deposited Funds." Specifically discuss that in order to satisfy the minimum offering requirements you must receive and obtain payment of any checks gathered to satisfy the minimum within the stated offering period. Please also disclose who has signature power over the account and who determines whether the minimum offering requirements are satisfied.

16. We note it is your intent to enter into an agreement with a local bank to serve as escrow agent. Please be advised we will not declare the registration statement effective until we have received a final executed agreement and have appropriate time to review the final escrow agreement and related disclosure.

Important Notices to Investors, page 5

17. We note your statement that, "During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense." Please advise us as to whether you intend to send to investors any written information other than the prospectus contained in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with Section 5 of the Securities Act.

Finally, we note your disclosure on page 65 that, "In addition to and apart from this prospectus, we may use certain sales material in connection with this offering." With respect to these sales materials, please tell us whether they will meet the requirements of
Section 10 and how you intend to comply with Section 5 of the Securities Act.

Risk Factors, page 7

18. We note from your disclosure, for example on page 20 that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants, including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operational employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.

19. Please add a risk factor addressing the risks associated with engaging a third party firm to market and sell ethanol and market ethanol-byproducts, as opposed to creating an in-house staff.

20. We note from your disclosure that you will engage in contracting and hedging activities related to commodities, once your plant becomes operational. Similar to disclosure on page 46, please describe any material risks that may result from engaging in such activities. Consider also how use of a third party firm to determine whether to engage in the newly developed ethanol hedging activities may also pose a risk to investors.

21. Please add a risk factor addressing the fact that you have no full time employees and the risk associated with attempting to hire employees capable of implementing your plan of operations.

22. Please add a risk factor addressing the problems associated with coal disposal and general increased regulatory requirements for developing and operating a coal plant. Please also summarize in your business section the "plan for coal fly ash disposal" discussed in the October 31, 2005 memo to Robyn Holdrorf. Finally, discuss the specific quantitative impact associated with creating a gas powered plant, since it appears you may elect to create this type of plant if coal plant development is unsuccessful.

23. Please add a risk factor that discusses the numerous permits discussed in your "Description of Business" that would be required prior to and during operation.

24. Please add a risk factor that discusses the necessity of obtaining debt financing at prime rate of interest plus loan fees. Would different than anticipated credit ratings affect your ability to raise debt, or to operate your business?

25. Please add a risk factor that discusses that your governors are not liable for breach of fiduciary duties, except in certain circumstances under Minnesota Law as discussed on page 60.
Please
also add a risk factor that discusses, in part, Section 1.5 of your
Member Control Agreement that prohibits Members, Governors or their
Affiliates from engaging in competitive activities without having to offer that interest to the Agassiz.

26. Please add a risk factor, if applicable, concerning the risks associated with growing corn (in the future) on the land near your plant, and revise to discuss as part of your future business plan.

Risks Related to the Offering

We are not experienced in selling securities..., page 7

27. We note your statement that, "Our governors have significant responsibilities in their primary occupations in addition to trying to raise capital." Please disclose the "primary occupations" of these persons and how much time you expect they will have available to devote to offering your securities. Please also include the same information for the intended allocations to Agassiz by the officers, now and in the future, in your "Governors, Officers and Control Persons" sections.

Investors will not be allowed to withdraw..., page 7

28. It appears that one could have their investment unavailable for a year and three months due to the terms of the escrow agreement.
Please revise or advise.

Risks Related to Agassiz Energy, LLC as a Development-Stage
Company

We have little to no experience in the ethanol industry..., page 9

29. Please disclose in greater detail in your "Governors, Executive
Officers, Promoters and Control Persons" section and augment these risk factors to disclose the specific experience that your Executive
Officers, especially Don Sargeant and Larry Altringer, have in financial accounting and preparation of reports under the Exchange Act.

Risks Related to Regulation and Government Action

Loss of or ineligibility for favorable tax treatment..., page 15

30. We note you intend to build a plant with a 52 million gallon capacity but that would also be capable of producing more then 60 million gallons. Please describe this process and how the determination of extra capacity is made. In addition, please consider discussing the risks associated with increasing production beyond 52 million gallons, for example, the effect on your permits for air emissions. Please also discuss how air permits, or tax credits could limit the increase in your production in the future. Finally, please also advise why you state on page 34 that your plant will be able to produce up to 70 million gallons per year.

Risks Related to conflict of interest

Our governors and officer have other business and management responsibilities..., page 18

31. Please discuss in better detail the nature of your governors` and officers` other management responsibilities. Disclose the approximate amount of time you expect your governors and officers to be able to devote to Agassiz. In addition, please revise this section to indicate that there is no limitation on the number of shares governors and officers can purchase to meet the minimum offering amount.

Capitalization, page 21

32. Please revise your disclosures to clearly indicate that you are required to obtain a financing commitment and if such commitment is not obtained the offering proceeds may be returned.

Management`s Discussion and Analysis and Plan of Operation, page
23

Liquidity and Capital Resources, page 27

33. We note you have a number of ongoing commitments irrespective of
raising necessary funds, including the consulting agreements for
$650,000 and for permit/environmental consulting.   Please discuss
these already agreed to contractual outlays on an individual basis in this section so investors can get a better understanding of your cash flows over the next 12 months if you are unable to obtain necessary equity or debt financing.

Grants, Government Programs and Tax Increment Financing, page 28

34. Please discuss AURI`s role in "oversee[ing]" and "act[ing] as [y]our project coordinator." Please also discuss the required cash balances that are part of the grant agreement with the AURI.

35. Please advise in this section if you have sought any government financing, and if your would be eligible for any government sponsored financing.

36. Please describe the specific Minnesota tax abatement programs that may be applicable to you.

Estimated Use of Proceeds, page 29

37. Please clearly differentiate any amounts to be paid to affiliates or related parties in connection with this transaction.

38. Please advise why you have not included estimated escrow fees in offering expenses.

39. Please supplementally advise of the specific uses of the advertising and consulting fees discussed in this section.

Estimated Sources of Funds, page 29

40. Please revise to discuss in specific detail the pre-production period costs outside of the offering expenses.

Our Primary Competition, page 35
41. Please briefly mention your international competition as previously discussed.

Description of Business, page 40

42. We note you have very limited disclosure on your operations prior
to the last year.  Please revise your disclosure to discuss
general
development of your business over the past three years including your
operations as New Harvest Ethanol, and the various actions of your governors in initial business plans, discussions with government
agencies to receive various grants etc.   See Item 101(a) of
Regulation S-B.

Co-Products, page 44

43. Please discuss in greater detail the process by which you determined not to capture and market your carbon dioxide gas and what additional efforts would need to occur in order to capture gas.

Project Location and Proximity to Markets, page 46

44. Please supplementally advise as to the approval process, including necessary zoning requirements that may be required in order
to build on the intended site.   Please also advise if you have
conducted any preliminary environmental site assessments or have any reason for concern over the environmental hazards on the Erskine site.

Transportation and delivery, page 47

45. Please discuss status of the design or engineering services provided by R&R Contracting as of a date reasonably practicable to filing your next amendment. Please also discuss any preliminary determinations or costs estimates. Please advise if you have any written agreements with R&R or their affiliates.

Strategic Partners

Design Builder: Bio-Renewable Group, page 51

46. Please more fully describe Bio-Renewable and Vogelbusch.
Provide
some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.

Construction and timetable for completion of the project, page 51

47. Please advise if you can begin detailed design prior to the closing of the offering based on the funds you currently have.

Regulatory Permits, page 51

48. We note you discuss numerous permits required prior to and during the operation of business in this section. If material please discuss the costs of preparing necessary paperwork (or hiring a third party) and paying the permit costs. We note for example you expended at least $63,000 since May of 2005 on consulting services alone.

Governors, Executive Officers, Promoters and Control Persons, page
56

49. Please confirm that no person could be deemed a promoter in connection with Agassiz Energy. See Item 404(d) of Regulation S-
B.

Business Experience of Governors and Officers, page 56

50. Please confirm that none of the companies mentioned in this section are publically traded, or report with the SEC.

51. Please briefly discuss the nature of each business discussed in this section. For example, describe the type of business in which Drees, Riskey & Vallager, Red Power International, and Industrial
Contract Services are involved.

52. We note on page 69 you discuss the nominating committee of the board of directors. Please revise this section to disclose the governor committees that have been established and who serve on each
committee.   Please also revise to indicate Mr. Altringer is
serving
as your "Tax Matter Member."

Executive Compensation, page 60

53. Please advise why you have not provided Don Sargeant`s compensation in tabular format pursuant to Item 402(a)(2) of Regulation S-B.

Employment Agreements, page 60

54. We note the Memorandum of Agreement discusses Don Sargeant`s opportunity to purchase 20,000 units, please confirm that cash compensation was provided for those units.

Certain Relationships and Related Party Transactions, page 61

55. Please advise as to the consideration given to whether
Crookston
Development Authority is a related party and to disclose the relationship between Don Sargeant and Crookston Development
Authority.

56. Please advise why you have not discussed the accounting services provided by a
"Member."  Please describe the nature of the services.

Plan of Distribution, page 61

The Offering, page 61

57. Provide a detailed analysis of the factual circumstance that will allow each such person listed on page 6 to qualify for the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the
Securities Exchange Act of 1934.

Suitability of Investors, page 62

58. Please explain how you determined the $45,000 and $100,000 thresholds for the suitability test. Please disclose the reasons you are seeking each of the representations and the effect of each
representation on investors.   Please also discuss the material
representations from Exhibit 4.2, (specifically Section 6).

Subscription Period, page 63

59. Please revise to disclose who will pay escrow fees not covered by the interest earned on escrow funds.

Subscription Procedures, page 63

60. Please confirm that in addressing checks to Agassiz Energy, LLC-
Escrow, checks cannot be deposited in general funds and only in the escrow account that will be established.

61. Please revise to indicate that the Promissory Note and Security
Agreement will be enforced in accordance with the laws of North
Dakota and not Minnesota. Please advise if that will have any material effect on enforceability.

62. We note your disclosure that you "might not consider acceptance or rejection of [an investor`s] application until after [you] have received applications totaling at least $42,500,000 from investors or until a future date near the end of this offering." Please note that for Rule 10b-9 purposes a specified minimum number of shares are not considered sold unless all the securities required to be placed are sold in bona fide transactions and are fully paid for. Therefore, once the minimum number of subscriptions is accepted, it would appear inappropriate for such subscriptions to thereafter be rejected (i.e., reserving the right to reject previously accepted subscriptions which constituted the minimum represented as "sold"). However, subscriptions above the required minimum may still be rejected on an individual basis. Please revise accordingly.

Escrow Procedures, page 64

63. We note your disclosure that you will invest escrow funds "short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent." Please note that only the first two types of investments (and bank accounts) are permissible within the meaning of Rule 15c2-4 (and by extension under Rule 10b-9). Please revise your disclosure regarding the types of permissible investments of subscription proceeds.

Description of Membership Units, page 65

64. Please provide the information pursuant to Item 201(b) of Regulation S-B.

Voting Limitation, page 66

65. It appears according to disclosure and Section 2.3 of the Member
Control Agreement that no Member may own more then 20% of membership interests issued by the Company pursuant to a registered public offering initiated in 2006. Further, Section 5.1 states that any Member who invests at least $12,000,000 would get to appoint a Governor of the Company. Discuss this fact and describe the effects if persons who already own certain units purchase units offered as part of a future offering (which aggregate to over 20%).

Summary of our Member Control Agreement and Operating Agreement

Management, page 69

66. Please advise how membership consent to personal loans to
Governor or Affiliates is consistent with Section 13(k) of the
Exchange Act.   Please also disclose the terms of Section 6.9 of
your
Member Agreement.

Members` Meetings and Other Members` Rights, page 70

67. Please revise to discuss the mandated frequency of your "regular meeting of members". Please also summarize Section 3.3 of the member control agreement and the quorum requirements for voting.

68. Expand the third paragraph to disclose the situations that require a greater or lesser vote.

69. In discussing dissenter`s rights please advise why you have not discussed the provisions of Minnesota Statute Sections 322B.383 and your decision not to provide dissenters rights.

Unit Transfer Restrictions, page 71

70. Summarize the unit transfer restriction under your member control agreement.

Federal Income Tax Consequences of Owning Our Units, page 71

71. We note that you describe "some of the more important" federal income tax consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described.

72. If you cannot unequivocally state what the tax consequences "will" be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we note the equivocal statement it is "probable" that you are subject to testing ("Publicly Traded Partnership Rules", age 73), distributions made by you "generally" will not be taxable ("Tax Treatment of Distributions, page 74), and what consequence is
"likely" (under "Reporting Requirements" on page 78).

73. The material income tax consequences being opined upon by counsel remain unclear. Your disclosure states that the "material federal income tax consequences of owning our units are identified and discussed under each subheading contained in this section." However, in the third paragraph, you state "[w]ith the exception of our tax counsel`s opinion that we will be treated as a partnership for federal income tax purposes, this section represents an expression of our tax counsel`s professional judgment regarding general federal income tax consequences of owning our units, insofar as it relates to matters of law and legal conclusions." The purpose of this disclosure is unclear. Is counsel only opining on your tax status as a partnership? If all other disclosure is "an expression of our tax counsel`s professional judgment regarding general federal income tax consequences of owning our units," you should revise to so state. Moreover, you should revise specifically to disclose "matters of law and legal conclusions" that are either the opinion of tax counsel or the professional judgment of tax counsel separately from any disclosure of the "general federal income tax consequences" also included in the prospectus. In addition we note your statement, for example in the "Partnership Status" section that "[y]our tax counsel has opined that..." We also note that Exhibit 8.1 appears to be a short-form opinion, confirming that the tax discussion in the prospectus is counsel`s tax opinion. Therefore, you should revise your disclosure to state clearly that the discussions here, and the relevant discussions elsewhere in this section, are the opinion of your tax counsel (rather than suggest that counsel "has opined" elsewhere).

Additional Information, page 80

74. Your statements suggesting that descriptions of exhibits are qualified in their entirety by reference to the full text of such exhibits appear to be inconsistent with the requirement that all material information be provided in the prospectus. Please revise to remove such qualifying statements here and throughout the document.

Financial Statements

Notes to Financial Statements

Note1.  Summary of Significant Accounting Policies

Investments, page F-6

75. We note you currently hold available-for-sale securities.
Please
revise to provide the disclosures required by paragraphs 19 to 22 of
SFAS 115.

Part II

Item 28.  Undertakings

76. The undertakings under Item 512 of Regulation S-B relating to
Rule 415 offerings have been amended recently. Please revise your undertakings in conformity with the Item 512 of Regulation S-B.

Signatures

77. We note that your signature page contained on page II-4 does not appear to contain the proper signatures required by Form SB-2 or contain a signature page that represents Don Sargeant is signing pursuant to the power of attorney previously filed as Exhibit 24. Please revise accordingly.

Exhibits

Exhibit 5.1

78. We note your opinion shall be effective only as of the date of this opinion letter. Please file a more recently dated opinion letter with any future amendments.

Exhibit 8.1

79. We note you state, that the disclosure under the heading
"Federal
Income Tax Consequences of Owning Our Units" is a "general description" of such consequences. Please remove this sentence or in connection with the comments in that section revise your registration statement to clearly state the material tax consequences on which you are opining.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Christine Davis at (202) 551-3408 or Brad Skinner, Branch Chief, at (202) 551-3489 if you have questions regarding our comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions.
In the alternative, you may contact me at (202) 551-3730.

      Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	Via Facsimile: (612) 332-2740
	Todd A. Taylor
	Leonard, O`Brien, Spencer, Gale & Sayre, Ltd.

Don Sargeant
Agassiz Energy, LLC
May 2, 2006
Page 1